EXHIBIT 99.1

QUARTZ MOUNTAIN RESOURCES ANNOUNCES A $277,000 PRIVATE PLACEMENT

October 20, 2023, Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the “Company") (TSXV: QZM, OTC Pink: QZMRF) announces that it has arranged a private placement of 1,538,889 Flow-through units ('Units") at a price of $0.18 per Unit for proceeds of $277,000. Each Unit consists of one Flow-through common share and one Flow-through warrant ("Warrant") of the Company. Each Warrant allows the holder to purchase one flow-through common share at a price of $0.18 for a period five (5) years from completion of the placement. Chairman Robert Dickinson is subscribing for 1,400,000 of the Flow-through Units. Upon completion of the placement Robert Dickinson will own 25,468,184 common shares (54.9%) of the 46,403,030 shares then outstanding and together with his associates, a total of 32,196,730 (69.4%) of issued shares. Dilutive securities aggregating 7,350,000 owned by the control group could bring the total group ownership to 39,546,730 shares or 73.4% if all other dilutive securities are also exercised. An updated early warning report will be filed at sedarplus.ca on completion of the placement.

The placement is a "related party transaction" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").The issuances to the insiders are exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the securities issued to the related parties did not exceed 25% of the Company’s market capitalization.

The placement is subject to customary TSX Venture Exchange acceptance and is expected to complete in the near future. The proceeds will be used for an approximately 1,000 meters core drilling program to be completed in 2023 at the Company’s Maestro copper property located near Houston, BC.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Investor Relations at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include that the Company will obtain any necessary permits and consents required to complete the drilling. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca .